SO 2/25/03

SECURIT[...] 03001594 [...]MISSION
[...] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.C.R. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst (City) NY (State) 11516 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 4 2003 WASH. D.C. 207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Ender 212-684-[illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Want & Ender CPA P.C.
(Name – *if individual, state last, first, middle name*)

386 Park Ave South (Address) NY (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Austin C. Rybstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.C.R. Securities, Inc, as of February 11, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Austin C. Rybstein
Signature

President
Title

Michael L Stevens
Notary Public

MICHAEL L. STEVENS
Notary Public, State of New York
No. 24 — 01 ST 4878209
Qualified in Kings County
Commission Exp. Dec. 15, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACR SECURITIES, INC.

FINANCIAL STATMENTS WITH
SUPPLEMENTARY INFORMATION AND
ACCOUNTANTS' REPORT

DECEMBER 31, 2002

ACR SECURITIES, INC.

December 31, 2002

TABLE OF CONTENTS

WANT & ENDER CPA, P.C.
Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP

Independent Auditor's Report

To the Shareholders and Board of Directors
ACR Securities, Inc.
687 Park Lane
Cedarhurst, New York 11516

We have audited the accompanying balance sheet of ACR Securities, Inc. as of December 31, 2002 and related statments of income, changes in shareholder's equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our examination was made primarily for the purpose of expressing an opinion on the financial statements taken as a whole, and revealed no material weakness in the accounting procedures and internal controls.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACR Securities, Inc. as of December 31, 2002, and the reults of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Martin Ender
Want & Ender, CPA, P.C.
New York, New York

February 11, 2003

386 PARK AVENUE SOUTH · SUITE 1618 · NEW YORK, NY 10016
TEL 212.684.2414 · FAX 212.684.5433 · EMAIL MGR@WANTENDERCPA.COM

ACR Securities, Inc.
Balance Sheet
December 31, 2002

ASSETS

CURRENT ASSETS	
Cash In Bank	29,017.34
Clearing House Deposit	9,058.71
Commissions Receivable	5,412.45
Allowance For Bad Debt	(3,606.96)
Total Current Assets	39,881.54
FIXED ASSETS	
Total Fixed Assets	0.00
OTHER ASSETS	
Total Other Assets	0.00
TOTAL ASSETS	$ 39,881.54

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Balance Sheet
December 31, 2002

LIABILITIES

CURRENT LIABILITIES	
Total Current Liabilities	0.00
LONG TERM LIABILITIES	
Total Long Term Liabilities	0.00
EQUITY	
Common Stock(Note 1)	15,000.00
Accumulated Adjustment	24,196.88
Current Year Earnings	684.66
Total Equity	39,881.54
TOTAL LIABILITIES AND EQUITY	$ 39,881.54

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Income Statement
For the Year Ended December 31, 2002

INCOME	
Commission Income	35,080.13
Other Income	6,118.28
Total Revenues	41,198.41
OPERATING EXPENSES	
Clearing House Expenses	11,659.69
Officers Salary	6,000.00
Professional Fees	3,325.00
Bad Debts	(600.00)
Telephone Expenses	1,344.56
License & Permits	1,214.00
Office Supplies	1,662.27
Postage Expenses	144.73
Bank And Finance Charges	(70.25)
Quote Service	7,364.80
Books & Periodicals	238.47
Insurance	8,074.48
Total Operating Expenses	40,357.75
NET OPERATING INCOME (LOSS)	840.66
TAXES	
FICA Taxes	56.00
Taxes	100.00
Total Taxes	156.00
NET INCOME (LOSS) FOR THE PERIOD	684.66

ACR SECURITIES, INC.

Statement of changes in shareholder's equity

Year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2002	$ 15,000.00	$ --	$ 24,196.88
Net Profit for the year			$ 684.66
Distribution to Shareholder			$ -0-
Balance, December 31, 2002	$ 15,000.00	$ --	$ 24,881.54

See accountants' report and accompanying notes to financial statements

Acr Securities, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2002

	Current Year
Cash Flows from Operating Activities	
Net Income	$ 684.66
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Other Assets	2,080.10
Total Adjustments	0.00
Net Cash Provided (Used) By Operating Activities	$ 2,764.76
Cash Flows from Investing Activities	
Net Cash Provided (Used) By Investing Activities	0.00
Cash Flows from Financing Activities	
Net Cash Provided (Used) By Financing Activities	0.00
Net Increase (Decrease) in Cash	2,764.76
Cash at Beginning of Period	26,252.58
Cash at End of Period	$ 29,017.34

See accountants' report and accompanying notes to financial statements

ACR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

(1) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The company was incorporated in the State of New York on June 1, 1998 to operate as a broker/dealer of securities. 200 shares of common stocks with no par value were issued in exchange for cash of $15,000.

(2) COMMISSIONS RECEIVABLE

Commisssions receivable represents commissions earned in December and will be received in January.

SUPPLEMENTARY INFORMATION

ACR Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

NET CAPITAL :		
	Total assets	$ 39,881.84
	Total liabilities	-0-
	Net worth	39,881.84 *
DEDUCT:	Non-allowable Asset	-
	Net Cap-Tentative	39,881.84
LESS:	Minimum-required	5,000.00
	Excess net capital	34,881.84
	Excess net capital(based on 10% of Liabilites- 0-)	34,881.84

The Net Capital computation is the same as the report and there is no material difference in the Net Capital.